UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: August 2019

Commission file number: 001-38094

FORESIGHT AUTONOMOUS HOLDINGS LTD.

(Translation of registrant’s name into English)

7 Golda Meir

Ness Ziona 7403650 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):_____

CONTENTS

On August 2, 2019, Eliyahu (Eli) Yoresh informed Foresight Autonomous Holdings Ltd. (the “Company”) of his immediate resignation from the Company’s Board of Directors. Mr. Yoresh stated that his resignation is due to personal reasons and not due to any disagreements or dispute with the Company. Mr. Yoresh will continue to serve as the Company’s Chief Financial Officer and will also continue to serve on the Board of Directors of the Company’s wholly owned subsidiaries, Foresight Automotive Ltd. and Eye-Net Mobile Ltd. Mr. Yoresh will also continue to serve on the Board of Directors of the Company’s affiliate, Rail Vision Ltd.

This Report on Form 6-K is incorporated by reference into the Registrant’s Registration Statement on Form F-3 (File No. 333-229715) and Form S-8 (Registration No. 333-229716).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Foresight Autonomous Holdings Ltd.
(Registrant)

Date: August 5, 2019	By:	/s/ Haim Siboni
	Name:	Haim Siboni
	Title:	Chief Executive Officer

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